OKYO Pharma Ltd.

Martello Court

Admiral Park

St. Peter Court

Guernsey GY1 3HB

May 12, 2022

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Crawford

Celeste Murphy

Re:	OKYO Pharma Ltd.
Registration Statement on Form F-1/A
File No. 333-263326

Ladies and Gentlemen:

Reference is made to the acceleration request of OKYO Pharma Ltd. (the “Company”) dated May 10, 2022 requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2(b) under the Securities Exchange Act of 1934, as amended, the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the registration statement referred to above and declare the Registration Statement, as then amended, effective as of 5:00 p.m., Eastern Daylight Time, on Thursday, May 12, 2022, or as soon thereafter as possible.

The Company hereby notifies the Commission of its withdrawal of the Acceleration Request for the above-referenced time until such time as the Company may subsequently request.

Thank you,

OKYO PHARMA LTD.

By:	/s/ Gary S. Jacob
Name:	Gary S. Jacob
Title:	Chief Executive Officer